United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________) *

PANEX RESOURCES INC.
(Name of Issuer)

shares of common stock, $0.001 par value per share
(Title of Class of Securities)

69841J 10 6
(CUSIP Number)

Mr. Ross Doyle Gotthardstrasse 20 6300 Zug Switzerland +41.41.711.0281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D	Page 2

CUSIP No.  69841J 10 6

	1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Coresco AG
	2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
	3.	SEC Use Only
	4.	Sources of Funds (See Instructions) OO - Other (debt settlement) OO – Other (debt repayment)
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
	6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Nil [1]
	8.	Shared Voting Power Nil
	9.	Sole Dispositive Power Nil [1]
	10.	Shared Dispositive Power Nil
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person Nil
	12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
	13.	Percent of Class Represented by Amount in Row (11) 0%
	14.	Type of Reporting Person (See Instructions) CO (corporation)

[1]

Coresco AG is owned by Mark Gasson (50%), and Ross Doyle (50%), but only the board of directors of the company have control over the sale and the voting of the shares.

Schedule 13D	Page 3

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Panex Resources Inc., a Nevada corporation (“Panex”).  The principal executive office of Panex is located at Gotthardstrasse 20, 6300 Zug, Switzerland.

Item 2.  Identity and Background

(a)

Coresco AG

(b)

Coresco AG is a corporation incorporated and organized in Switzerland with its principal office located at Gotthardstrasse 20, 6300 Zug, Switzerland.

(c)

Coresco AG’s principal business is Corporate and Mining Services.

(d)

During the last five years, Coresco AG has not been convicted in a criminal proceeding.

(e)

During the last five years, Coresco AG was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Coresco AG currently has no beneficial interest in any shares of common stock in the capital of Panex.

On November 15, 2013 Coresco AG acquired the beneficial ownership of 100,000,000 shares of common stock of Panex (the “Shares”) for an aggregate consideration of $100,000 pursuant to a debt settlement agreement with Panex.  Coresco AG used other funds in the form of outstanding debt owed to it by Panex in acquiring the Shares.

On August 29, 2014, Coresco AG transferred its beneficial ownership in the Shares in a private transaction for a deemed sale price of $0.001 pursuant to the terms and conditions of a share purchase agreement dated August 29, 2014 between Coresco AG and Klaus Eckhof for the sale and purchase of all the Shares.  The Shares were transferred to Mr. Eckhof as the full payment of a debt owed to Mr. Eckhof in the amount of $100,000.  See Exhibit 10.1 - Share Purchase Agreement for more details.

Item 4.  Purpose of Transaction

Coresco AG acquired the Shares as a personal investment.  Depending on market conditions and other factors, Coresco AG may acquire additional securities of Panex as it deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Panex or otherwise.  Coresco AG also reserves the right to dispose of some or all of those shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Coresco AG does not have any plans or proposals that relate to or would result in:

(1)

the acquisition by any person of additional securities of Panex, or the disposition of securities of Panex;

(2)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Panex or any of its subsidiaries;

(3)

a sale or transfer of a material amount of assets of Panex or any of its subsidiaries;

(4)

any change in the present board of directors or management of Panex including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Schedule 13D	Page 4

(5)

any material change in the present capitalization of dividend policy of Panex;

(6)

any other material change in Panex’s business or corporate structure;

(7)

changes in Panex’s Articles of Incorporation or other actions that may impede an acquisition of control of Panex by any person;

(8)

a class of securities of Panex to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)

a class of equity securities of Panex becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

Coresco AG is the beneficial owner of nil shares of common stock of Panex.  The shares represent an aggregate 0% of the issued and outstanding shares of common stock of Panex.

(b)

Coresco AG holds the sole power to vote and to dispose of the nil shares of common stock of Panex.

(c)

Coresco AG has not effected any transaction in the common stock of Panex during the past 60 days, except as disclosed in this statement.

(d)

Not applicable.

(e)

Coresco AG ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of common stock of Panex on 29th August, 2014.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Coresco AG and any other person with respect to any securities of Panex, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.1	Share Purchase Agreement dated 29th August, 2014 between Coresco AG and Klaus Eckhof.	Included

Schedule 13D	Page 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORESCO AG

/s/ Ross Doyle
Dated: September 23, 2014	By: Ross Doyle